EXHIBIT 4
                                    ---------




                                                 October 17, 1995


PERSONAL AND CONFIDENTIAL
-------------------------

Steel Partners II, L.P.
c/o Mr. Warren Lichtenstein
750 Lexington Avenue - 27th Floor
New York, New York 10022

Dear Mr. Lichtenstein:

         Thank you for your interest in assisting Kinark Corporation ("Kinark" or the "Company") with the financing of its acquisition of Rogers Galvanizing Company ("Rogers"). Others have also expressed an interest in assisting Kinark to acquire Rogers. In an effort for the Board of Directors of Kinark (the "Board") to fairly evaluate all proposals, the Board has decided to seek final proposals from all potential investors who have expressed an interest in assisting Kinark with this financing. These final proposals are requested to be delivered to the Company by 5:00 p.m. (Tulsa time) on Thursday, October 19, 1995 (see the instructions set forth below). The Board will review all proposals thoroughly, seek counsel from financial and other advisors and meet together to consider all proposals on Monday, October 23, 1995.

         The Board of Directors of Kinark currently contemplates that the funds necessary to complete the acquisition of Rogers will be obtained through a rights offering to existing shareholders, together with a standby commitment or investment by an investor or investors to be selected by the Board. The Board has not determined at this time whether the best interests of Kinark's shareholders would favor an investment beyond a pro rata offering of rights to shareholders, coming in the form of equity, debt, or a combination of equity and debt, and intends to determine this issue in connection with its review of the offers received. To enable the Board to review and compare the competing offers from potential investors, we ask that your offer contain at least the following information:

              1. The maximum amount you are willing to commit or invest and the source of funding.

              2. The proposed form of your investment, whether debt or equity, including all terms of any instruments, warrants or securities to be received by you. If you would consider
        alternative   forms   of   investments,   please   describe   all  such
        alternatives.

              3. Your plans for funding any "gap" between the maximum amount you are willing to invest and the $9.8 million needed by Kinark to complete the acquisition of Rogers.

              4. Whether shareholders other than yourself would be offered an over-subscription privilege, i.e., permitted to purchase more than their proportionate share of the securities to be offered and, if so, whether existing shareholders would be limited in the amount of securities they could acquire.

              5. Whether you would be willing to participate with other investors giving standby commitments and, if so, whether the relative investment of each of the participating investors, including yourself, would be allocated among the standby investors equally, in proportion to their existing holdings of company stock, or in some other manner.

              6. If other investors participate in a standby commitment, the minimum amount you would consider committing or investing.

              7. Whether you would require any designees to be elected to the Board of Directors of Kinark as a condition to completing the investment, and, if so, the number of designees or how the number of designees would be determined.

              8. The other conditions to a firm commitment and investment, such as due diligence, additional financing, or representations, warranties and covenants of Kinark.

              9. Your identity and the identity of any of your affiliates or any persons constituting a "group" with you under the federal securities laws, including the beneficial owners of any instruments or securities to be received in the transaction.

             10. Whether you would agree to give minority shareholders any assurances or protections beyond those afforded by applicable law.

             11. Any other information that you think the Board should consider to positively evaluate your proposal.

        Further, to assure that a fair and nondiscriminatory evaluation is available for all potential investors, the Board intends to follow certain established procedures in reviewing your offer and the offers of other potential investors. This procedure, to which you should strictly adhere, is outlined as follows:

                  (a) All offers to provide financial assistance to the Company to complete the acquisition of Rogers must be received by the Company at the address on the first page of this letter no later than 5:00 p.m. (Tulsa time) Thursday, October 19, 1995. Please address your letters to me.

                  (b)   The  Undersigned  is  coordinating  Kinark's  efforts to
             finalize  the  terms  of  an   investment   and  to  complete  the
             acquisition of Rogers. Consequently, you should contact me if you need any additional information or have any questions about this letter.

                  (c) I am and other representatives of Kinark will be available at any time to answer questions or to provide relevant information to the extent consistent with Kinark's duties under Federal securities laws and Delaware law.

                  (d) If you wish to obtain additional information beyond what is available publicly, then you must execute a confidentiality agreement which is satisfactory to Kinark.

                  (e) The Company will not provide any investor with access to any offers received from other investors.

                  (f) The Board would ask that you be available during the afternoon of October 23, 1995, in case questions concerning your proposal arise or if the Board wishes to negotiate further with you, depending on the nature of the other proposals. To this end, please provide in your proposal an indication of your willingness to be available during this time and a telephone number where you can be reached.

             Please feel free to call me if you have any questions regarding this letter.

                                            Sincerely,


                                            /s/ Paul R. Chastain
                                                -----------------------
                                            Paul R. Chastain, President